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Filed under Rule 424(b)(3)
Registration No. 333-110460

MAGNETEK, INC.

Common Stock

($.01 par value)

4,200,000 Shares

        This Prospectus relates to 4,200,000 shares (the "Securities") of Common Stock, par value $.01 per share ("Common Stock"), of Magnetek, Inc., a Delaware corporation (the "Company" or "Magnetek"), which may be offered for sale from time to time by the stockholders listed herein (the "Selling Stockholders"). The Selling Stockholders acquired the Securities pursuant to a private transaction. The Company is registering the Securities in order to provide the Selling Stockholders with freely tradable securities pursuant to Registration Rights Agreements (we refer to collectively as the Registration Rights Agreements) between the Company and the Selling Stockholders. The Company will not receive any of the proceeds from the sale of the Securities by the Selling Stockholders. The Company is required to pay most of the expenses of the registration of the Securities, including, registration fees and legal and accounting fees. Underwriting discounts, commissions, fees and transfer taxes will be the responsibility of the Selling Stockholders. See "Selling Stockholders."

        The Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "MAG." On November 24, 2003, the last reported sale price per share of the Common Stock, as quoted on the NYSE, was $6.58.

        See "Risk Factors" beginning on page 2 of this Prospectus and those risk factors contained in the applicable prospectus supplement, if any, for considerations relevant to an investment in the Securities.

        The Selling Stockholders may from time to time offer and sell the Securities held by them directly or through agents or broker-dealers on terms, including the price per share, to be determined at the time of sale. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying Prospectus Supplement. The Selling Stockholders reserve the sole right to accept or reject, in whole or in part, any proposed purchase of the Securities to be made directly or through agents.

        The Selling Stockholders, and any agents or broker-dealers that participate with Selling Stockholders in the distribution of Securities or are Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on the resale of the Securities may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution."

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is November 25, 2003

THE COMPANY

        The Company supplies digital power-electronic products used in information technology and industrial, communications, consumer and other markets. These products usually take the form of sub-systems. They are sold directly or through agents to original equipment manufacturers ("OEMs") for incorporation into their products, to system integrators and value-added resellers for assembly and installation in end-user systems, and to distributors for resale to OEMs, contractors and end users for repair and replacement purposes. Founded in July 1984 and listed on the NYSE in July 1989 (NYSE: MAG), Magnetek operates six factories in North America, two in Europe and one in China, together employing approximately 1,700 people worldwide. The Company's principal executive offices are located at 10900 Wilshire Boulevard, Suite 850 Los Angeles, California 90024-6501, telephone number (310) 208-1980. The Company maintains a World Wide Web site at http://www.magnetek.com.

RISK FACTORS

        Certain information set forth or incorporated by reference in this Prospectus includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those identified under this caption. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date hereof. The actual results of the Company may vary materially from those anticipated in the forward-looking statement. The Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

        In addition to the other information included elsewhere in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Securities offered by this Prospectus.

General market conditions can effect our results of operations. Also, general business risks facing public companies may effect our business.

        A continuing low level of demand for power products in the telecommunications and information technologies industries had an adverse effect on the Company's operating results in fiscal 2003. If demand in one or both of these industries deteriorates further in subsequent periods, the adverse effect on our results of operations could continue. In addition, we are subject to all of the business risks facing public companies, including business cycles and trends in the general economy, financial market conditions, changes in interest rates, demand variations and volatility, potential loss of key personnel, supply chain disruptions, government legislation and regulation, and natural causes.

We rely significantly on our top five customers and the loss of any one of them can negatively affect our financial position or results of operations.

        Sales to our top five customers represented approximately 30% of its net sales in fiscal 2003. The loss of any such customers or significant decreases in any such customers' levels of purchases from us could have a material adverse effect on our financial position or results of operations.

We face risks associated with the fact that some of our competitors are substantially larger and have greater resources that we do.

        The power supplies industry includes more than 1,000 enterprises, according to MicroTech Consultants, an industry research organization. Of these, we compete directly only with manufacturers of complex, non-commodity power products, which management estimates constitute less than 5% of the industry. However, some of our competitors are significantly larger and have substantially greater resources than we have. Further, given the current excess capacity and the decline in valuations of companies within the industry, the risk of consolidation in the industry could result in larger competitors than exist today.

        In power systems, we compete with crane and hoist drive manufacturers and drive system integrators, elevator drive manufacturers and control system integrators, mining machinery drive builders, power inverter builders and telecom power systems builders. The total number of such enterprises with whom Magnetek competes directly is considered to be fewer than 100. However, some of Magnetek's competitors are significantly larger and have substantially greater resources than Magnetek, and some are global in scope, whereas Magnetek currently competes primarily in the North American market.

Our international operations are subject to risks associated with changes in local economic and political conditions, codes and standards, currency exchange rates and restrictions, regulatory requirements and taxes.

        Since international sales currently account for nearly half of our revenue, currency exchange rates impact our results. This is partially a currency translation issue with no economic impact on actual results. However, a fluctuation in exchange rates between a foreign currency and the U.S. dollar can have an economic impact on revenue and profit. During fiscal 2003, Magnetek was impacted by currency fluctuations, primarily the weakening of the U.S. dollar against the Euro. Additional weakening in the value of the dollar against other currencies, primarily the Euro, could have an adverse effect on our financial results.

        In addition, we expect to continue to migrate production to our lower-cost facility in China and increase the use of outsourcing, which could result in production delays or quality issues during the transition. Problems associated with such transitions may result in delays of shipments to customers, cancellations of delayed shipments, diversion of management attention, increases in inventory levels, increases in quality issues, increases in warranty returns and an inability to achieve anticipated manufacturing cost reductions, any of which could result in an adverse effect on our business, operating results and financial condition.

        Moreover, the supply and cost of these products could be adversely affected, among other reasons, by changes in foreign currency exchange rates, increased import duties, imposition of tariffs, imposition of import quotas, interruptions in sea or air transportation, political or economic changes, anti-terrorism initiatives and risks associated with hostilities. In the event of confiscation, expropriation, nationalization or governmental restrictions in the above-mentioned locations, earnings could be adversely affected by such business disruption, resulting in delays and/or increased costs in the production and delivery of products.

Our industry is reliant on intellectual property. If we are unable to maintain technological competitiveness or if we are found to have infringed upon intellectual property of others, our business operations could suffer.

        We believe that our intellectual property in the area of digital power-electronics is equal or superior to our competitors' and we do not know of any new technologies that could cause a shift away from digital power-electronic solutions. However, as a technology-based company in an industry characterized by short product life cycles, Magnetek is dependent on both patented and proprietary intellectual property. Therefore, major advancements in digital power-electronic technology by competitors or the advent of technologies obviating digital power-electronic solutions could have an adverse effect on our business.

        We could also be adversely affected financially if we are found to have infringed upon the intellectual property of others. We are currently defending against one such claim alleging infringement of electronic ballast patents.

Environmental liabilities associated with operations that we have divested may have an adverse effect on our financial position.

        Magnetek has agreed to provide indemnification against environmental liabilities and potential liabilities associated with operations that it has divested, including certain motor, generator, lighting ballast, transformer and drive manufacturing operations. Such liabilities, if any, could have an adverse effect on our financial position. Further, we have been indemnified against potential environmental liabilities and potential liabilities associated with operations we have acquired, including lighting ballast, transformer, capacitor and crane brake manufacturing operations that were subsequently divested. If not paid for by the indemnifiers such liabilities, if any, could have an adverse effect on our financial position.

We may pursue acquisition opportunities which could detract from our other businesses or could fail. Also, our credit facility restricts our ability to make acquisitions without our lender's consent.

        Our business strategy has historically called for growth and diversification in the digital power-electronic products business. Pursuing acquisition opportunities and attempting to integrate and manage acquired businesses requires significant resources, including management time and skill, and these efforts may detract from the management or operation of these and our other businesses. Additionally, acquired businesses may not perform as anticipated, thereby causing our operating results to suffer. In addition, in August 2003 we entered into a $19 million credit facility with Bank One, NA. Our credit agreement restricts us from making acquisitions, and we cannot be sure that the lender will consent to any particular proposed acquisition.

THE OFFERING

Common Stock offered hereby	4,200,000 shares
Common Stock outstanding after the offering	28,473,194(a)
NYSE Symbol	MAG

(a)
Based on the number of shares of Common Stock outstanding on November 10, 2003. The consummation of the offering will not change the number of shares of Common Stock outstanding.

        All of the Securities are subject to the restrictions on transfer in and other terms of the Registration Rights Agreements. Under the Registration Rights Agreements, the Selling Stockholders may only transfer the Securities in some types of transactions and under certain circumstances, including pursuant to sales under this Prospectus.

        The Securities are being registered by the Company under the Registration Rights Agreements, which require us to pay the expenses of the registration of the Securities, including registration fees and legal and accounting fees. Underwriting discounts, commissions and fees and transfer taxes will be the responsibility of the Selling Stockholders. To date, expenses of the registration of the Securities are estimated at $51,893, all of which will be paid by the Company. The Company has agreed to indemnify the Selling Stockholders against certain liabilities under the Securities Act.

SELLING STOCKHOLDERS

        In a private transaction completed on October 17, 2003, the Company issued the Securities to the Selling Stockholders listed below. The Selling Stockholders may from time to time offer and sell pursuant to this Prospectus any or all of the Securities. The following table describes, as of November 4, 2003, the number of shares of Common Stock that each Selling Stockholder beneficially owns. The term "Selling Stockholder" includes the holders listed below and their transferees, pledgees, donees or other successors. The Company has prepared this table based on information furnished to us by or on behalf of the Selling Stockholders.

        The Selling Stockholders confirmed, at the time they acquired the shares listed below, that they acquired the shares for investment purposes only and acknowledged the existence of restrictions on resale that apply to these shares. This offering relates only to the resale of shares held or to be held by Selling Stockholders named in the following table. Since the date on which they provided us with the information below, the Selling Stockholders may have sold, transferred or otherwise disposed of some or all of their shares of our common stock in transactions exempt from the registration requirements of the Securities Act.

Name of Record Holder	Number of Securities Beneficially Owned Prior to Offering	Total Number of Securities Offered Hereby	Number of Securities Beneficially Owned After Offering(1)	Percent Owned(2)
Lloyd I Miller Irrevocable Trust A4	—	325,000	325,000	*
MILFAM II, L.P.	—	325,000	325,000	*
Potomac Capital Partners, LP f	—	292,000	292,000	*
Potomac Capital International Ltd.	—	63,000	63,000	*
Pleiades Investment Partners-R, LP	—	220,000	220,000	*
Wynnefield Partners Small Cap Value, LP	—	185,500	185,500	*
Wynnefield Partners Small Cap Value, LP I	—	245,800	245,800	*
Wynnefield Partners Small Cap Value Offshore Fund, Ltd.	—	143,700	143,700	*
Blue Capital Group LLC(4)	—	100,000	100,000	*
Samjor Family Limited Partnership L.P.	—	500,000	500,000	*
Riley Family Trust, Dated 6/20/1989	—	150,000	150,000	*
Bonanza Master Fund, LTD	—	200,000	200,000	*
WS Opportunity Fund International, LTD	—	105,000	105,000	*
WS Opportunity Master Fund	—	220,000	220,000	*
Walker Smith International Fund, LTD	—	123,000	123,000	*
Walker Smith Capital Master Fund	—	127,000	127,000	*
B. Riley & Co., Inc. Retirement Trust(4)	—	25,000	25,000	*
B. Riley & Co., Inc.(3)	—	50,000	50,000	*
SACC Partners, LP	—	575,000	575,000	*
Micro Capital Fund LP	—	175,000	175,000	*
Philip L. Herman	—	50,000	50,000	*

*
Less than 1%

(1)
Assumes stockholder will continue to hold all securities beneficially owned prior to this offering.

(2)
Computed based on 28,473,194 shares of Common Stock outstanding as of November 10, 2003.

(3)
This Selling Stockholder is a broker-dealer and is, therefore, deemed an underwriter by the SEC.

(4)
This Selling Stockholder is an affiliate of a broker-dealer and purchased the Securities in the ordinary course of business. At the time this Selling Stockholder purchased the Securities, it had no agreements or understandings, directly or indirectly, with any person to distribute the Securities.

        The Selling Stockholders and any underwriters, broker-dealers or agents who participate in the distribution of the Securities may be deemed to be "underwriters" within the meaning of the Securities Act. As a result, any profits on the sale of the Securities and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and "underwriters" within the meaning of the Securities Act will be subject to prospectus delivery requirements of the Securities Act. If Selling Stockholders are deemed to be underwriters, they may be subject to certain statutory liabilities of the Securities Act and the Exchange Act. If the Securities are sold through underwriters, broker-dealers or agents, the Selling Stockholders will be responsible for underwriting discounts or commissions or agent's commissions.

AVAILABLE INFORMATION

        The Company has filed a Registration Statement on Form S-3 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") under the Securities Act, covering the Securities covered by this Prospectus. This Prospectus omits certain information and exhibits included in the Registration Statement, copies of which may be obtained upon payment of a fee prescribed by the Commission or may be examined free of charge at the principal office of the Commission in Washington, D.C. Statements contained in this Prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Securities offered hereby, reference is hereby made to the Registration Statement, including the exhibits and schedules thereto, which may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of the Registration Statement or any part thereof may be obtained from such office, upon payment of the fees prescribed by the Commission.

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed with the Commission by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the Commission at 1-800-SEC-0330. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Company's Common Stock is listed on the NYSE, and the reports, proxy and information statements and other information filed by the Company with the NYSE can also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents filed by the Company with the Commission (File No. 1-10233) are by this reference incorporated in and made a part of this Prospectus: (i) the Annual Report on Form 10-K for the fiscal year ended June 30, 2003; (ii) the Quarterly Report on Form 10-Q for the quarter ended September 30, 2003; (iii) the description of the Company's Common Stock contained in its Registration Statements on Form 8-A filed April 21, 1989, May 14, 1997 and May 12, 2003; (iv) the Periodic Reports on Form 8-K filed on July 3, 2003, August 1, 2003, August 14, 2003, August 18, 2003, August 19, 2003, August 21, 2003, October 14, 2003, October 21, 2003 and October 29, 2003 and (v) all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the filing of a post-effective amendment which indicates that all Securities offered hereby have been sold or which deregisters all Securities then remaining unsold. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        Copies of all documents that are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents or into this Prospectus) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon a written or oral request to Magnetek, Inc., Attention: General Counsel, 10900 Wilshire Boulevard, Suite 850 Los Angeles, California 90024-6501, telephone number (310) 208-1980.

USE OF PROCEEDS

        The Securities are being offered for the account of the Selling Stockholders. The Company will not receive any of the proceeds from the sale of the Securities offered hereby.

PLAN OF DISTRIBUTION

        Sales of Securities may occur in one or more of the following types of transactions (including block transactions): transactions on the NYSE or any other organized market or quotation system where the securities may be traded; transactions pursuant to Rule 144 of the Securities Act; other privately negotiated transactions between a Selling Stockholder and a purchaser; or transactions effected with or through a broker-dealer acting as either agent or principal.

        These transactions may involve the transfer of the securities upon exercise or settlement of put or call options, or the delivery of the Securities to replace securities that were previously borrowed from another stockholder or a combination of such methods. If a broker-dealer is used in the sale of the securities, that person may solicit potential purchasers. The Securities may also be transferred as a gift, distribution or as a result of a pledge, or may be sold to a broker-dealer acting as principal. These persons may then sell the Securities to another person, either directly or through another broker-dealer, subject to compliance with the requirements of the Securities Act.

        The price at which sales of the Securities occur may be based on market prices or may be negotiated between the parties, and the consideration may be cash or another form negotiated between the parties. Broker-dealers acting as agents or principals may be paid compensation in the form of discounts, concessions or commissions from the Selling Stockholder and/or from the purchasers of the securities, or both. Brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act. Any profits on the resale of the Securities by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of the Securities will be paid by the Selling Stockholder and/or the purchasers. The Company has agreed to pay certain of the costs, expenses and fees of preparing, filing and maintaining this Prospectus, but the Company will not receive any proceeds from the sale of the Securities. The Selling Stockholders may agree to indemnify any agent, dealer or broker-dealer for the sale of the Securities, the Company will, if required, file a supplement to this Prospectus.

        The Selling Stockholders have advised us that they have not entered into any agreement, understanding or arrangement with any underwriters or broker-dealers regarding the sale of the Securities, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of the Securities by the Selling Stockholder. If the Company is notified by any Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of the Securities, the Company will, if required, file a supplement to this Prospectus.

        If the Selling Stockholders use this Prospectus for any sale of the Securities, they will be subject to the prospectus delivery requirements of the Securities Act. For transactions effected on or through the NYSE, those requirements may be satisfied by our delivery of copies of this prospectus to the NYSE in compliance with Rule 153 of the Securities Act. Instead of using this Prospectus for any sale of the Securities, a Selling Stockholder may resell the Securities in compliance with the criteria and requirements of Rule 144 of the Securities Act.

        The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of the securities and activities of the Selling Stockholder.

LEGAL MATTERS

        The legality of the Securities of Common Stock offered hereby will be passed upon for the Company by Tina D. McKnight, Esq., Vice President, General Counsel and Secretary of the Company.

EXPERTS

        The consolidated financial statements and schedule of Magnetek, Inc., included or incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included or incorporated therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance on such report given upon the authority of such firm as experts in accounting and auditing.

MISCELLANEOUS

        No dealer, sales representative or any other person has been authorized to give any information or to make any representation not contained in this Prospectus in connection with this offering, and if given or made, such information or representation must not be relied upon as having been authorized by the Registrant or the Selling Stockholder. This Prospectus does not constitute an offer to sell, or a solicitation of any offer to buy, Common Stock by anyone in any jurisdiction in which such an offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information contained herein is correct as of any time subsequent to its date.

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TABLE OF CONTENTS
THE COMPANY
RISK FACTORS
THE OFFERING
SELLING STOCKHOLDERS
AVAILABLE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
USE OF PROCEEDS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
MISCELLANEOUS